SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of May 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CGG GeoConsulting Launches Robertson New Ventures

Suite to Accelerate Exploration Efforts

Paris, France – May 21, 2018

CGG GeoConsulting has launched the Robertson New Ventures Suite, an integrated and digitally transformed family of exploration-focused geoscience tools and databases that offer clients a competitive edge in global new ventures screening and frontier exploration.

The six core products of the Robertson New Ventures Suite are Basins & Plays, Geochemistry, Plate Kinematics, Predictions, Provenance and Analogues. Built on the trusted brands of Tellus, Frogi, Plate Wizard, Merlin+, ProvBase and ERGO, the updated products have been integrated and re-named as part of GeoConsulting’s ongoing GeoVerseTM digitalization program that is providing a common architecture and taxonomy across the New Ventures Suite, allowing for optimum interoperability and a broad range of exploration workflows.

New Ventures teams can make quicker and more effective decisions by using this unique product suite to interrogate one of the industry’s richest sources of geoscience data and knowledge. Whether licensing the whole suite or individual components, Exploration teams can access these integrated databases to better identify, understand, evaluate and de-risk emerging opportunities and plays so they can acquire the right acreage and increase their success rates.

Together with CGG’s library of over 650 Robertson Studies (Red Books), the Robertson New Ventures Suite complements CGG’s extensive multi-client offering that includes its global Seep Explorer product, comprehensive gravity and magnetics database, GeoSpec enhanced legacy data, integrated JumpStart™ geoscience packages and extensive high-end library of seismic data, all of which can be found @geostore.cgg.com.

Sophie Zurquiyah, CEO, CGG, said: “In today’s business environment, easy access to reliable, high-quality geoscience information is of paramount importance for time-pressured and resource-constrained new ventures and exploration teams. GeoConsulting has digitally transformed its Robertson geological multi-client library to help existing and new clients leverage the full value of its treasure trove of globally consistent data sets and analytical tools to inform and support their new ventures, screening and exploration programs.”

A cloud of locations for data and analyses from component products of the Robertson New Ventures Suite, a collection of global geoscience tools to support a wide range of new ventures and exploration activity (image courtesy of CGG GeoConsulting).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 21st, 2018	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer